UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 14, 2017

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No    ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On June 2, 2017, Navios Maritime Partners L.P. (“Navios”) entered into an amendment (the “Amendment”) to an existing

Continuous Offering Program Sales Agreement (as amended, the “Sales Agreement”) with S. Goldman Capital LLC, as sales agent (the “Agent”), dated November 18, 2016, to substitute the registration statement from which common units representing limited partner interests may be offered and sold under the Sales Agreement. The Amendment replaces the original registration statement specified in the Sales Agreement with the Company’s shelf registration statement on Form F-3 (File No. 333-215529), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on May 5, 2017 (the “Registration Statement”). The Registration Statement, including the base prospectus contained therein, was supplemented by a prospectus supplement relating to the Continuous Offering Program, filed with the SEC on June 2, 2017.

As of the date of the Amendment, the Company may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $22,243,642 under the Sales Agreement. The Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios and indemnification obligations of Navios and the Agent as well as certain termination rights for both Navios and the Agent.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

1.1	Amendment to Sales Agreement, dated June 2, 2017

5.1	Opinion of Reeder & Simpson P.C., dated June 14, 2017

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 above)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/S/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer
Date: June 14, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Amendment to Sales Agreement, dated June 2, 2017

5.1	Opinion of Reeder & Simpson P.C., dated June 14, 2017

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 above)